Exhibit 99.2

March 17, 2016

Press release

Turquoise Hill announces financial results and review of operations for 2015

VANCOUVER, CANADA – Turquoise Hill Resources today announced its financial results for the year ended December 31, 2015. All figures are in U.S. dollars unless otherwise stated.

HIGHLIGHTS

•	Oyu Tolgoi achieved an excellent safety performance for 2015 with an All Injury Frequency Rate of 0.33 per 200,000 hours worked.

•	In May 2015, the Oyu Tolgoi Underground Mine Development and Financing Plan was signed addressing key outstanding shareholder matters and setting out long-term funding of the project.

•	In August 2015, Oyu Tolgoi filed revised schedules for the statutory feasibility study with the Mongolian Minerals Council.

•	In December 2015, Oyu Tolgoi signed a $4.4 billion project financing facility provided by a syndicate of international financial institutions, export credit agencies and 15 commercial banks.

•	Underground pre-start activities are underway in parallel with an update to the feasibility study capital estimate, which is expected to be complete in Q1’16.

•	Turquoise Hill continues to expect approval of the updated 2016 feasibility study and notice to proceed decisions by the various boards for underground construction in Q2’16.

•	Oyu Tolgoi recorded revenue of $1.6 billion in 2015 on record concentrate sales of 819,800 tonnes reflecting higher concentrate sales volumes partially offset by lower copper and gold prices.

•	In Q4’15, Oyu Tolgoi recorded revenue of $355.6 million on concentrate sales of 236,200 tonnes reflecting lower copper and gold prices combined with lower sales of metal in concentrate.

•	Turquoise Hill generated operating cash flow before interest and taxes of $650.5 million in 2015.

•	In 2015, cash operating costs[1] at Oyu Tolgoi were $962.6 million including $59.9 million in non-recurring charges for the May 18 underground agreement and underground early works expensed.

•	For 2015, Oyu Tolgoi generated C1[1] costs of $0.57 per pound of copper and all-in sustaining costs[1] of $1.37 per pound of copper, a decrease of 50.0% and 29.7% respectively over 2014.

•	Capital expenditure on a cash basis for 2015 was $116.2 million, primarily attributed to sustaining activities.

•	For 2015, Oyu Tolgoi’s second full year of production, the mine operated at record levels.

[1]	Refer to section 15 – NON-GAAP MEASURES – on page 37 of the MD&A for a description of non-GAAP measures and reconciliation to financial statement disclosures.

Turquoise Hill Resources Ltd.
Suite 354 – 200 Granville Street
Vancouver, British Columbia
Canada V6C 1S4
T 604 688 5755
www.turquoisehill.com

•	Productivity improvements in the concentrator implemented throughout 2015 led to throughput exceeding nameplate capacity by year end and increasing by 23.9% over 2014.

•	For Q4’15, concentrator throughput increased 8.5% over Q3’15 reaching an all-time quarterly high.

•	In 2015, copper production of 202,200 tonnes exceeded the Company’s guidance and annual gold production of 653,000 ounces met guidance.

•	Compared to 2014, 2015 mined production increased 19.3%, concentrate production increased 39.9%, copper production increased 36.3% and gold production increased 10.9%.

•	Oyu Tolgoi is expected to produce 175,000 to 195,000 tonnes of copper and 210,000 to 260,000 ounces of gold in concentrates for 2016.

•	Sales contracts have been signed for approximately 90% of Oyu Tolgoi’s expected 2016 concentrate production.

•	In September 2015, Oyu Tolgoi surpassed 1.5 million tonnes of concentrate shipped.

•	Turquoise Hill’s cash and cash equivalents at December 31, 2015 were approximately $1.3 billion.

FINANCIAL RESULTS

In 2015, the Company recorded net income attributable to owners of Turquoise Hill of $313.3 million or $0.16 per share compared with net income of $26.9 million or $0.01 per share in 2014, an increase of $286.4 million. The increase is mainly attributable to a $210.2 million non-cash impairment charge recorded in 2014 on reclassification of SouthGobi to assets held for sale, and a deferred tax asset of $165.0 million recognized in 2015, partially offset by adjustments for inventory write-down of $103.2 million. Operating cash flows before interest and taxes in 2015 were $650.5 million compared with $718.5 million in 2014, reflecting the impact of lower commodity prices on sales revenue, offset by the continued production and delivery cost improvements and effective working capital management.

Capital expenditure on property, plant and equipment was $116.2 million on a cash basis in 2015, primarily attributed to sustaining capital activities.

Turquoise Hill’s cash and cash equivalents at December 31, 2015 were approximately $1.3 billion.

OYU TOLGOI COPPER-GOLD MINE

The Oyu Tolgoi mine is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) that has a strike length extending over 26 kilometres. Mineral resources have been identified in a series of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Southern Oyu deposits (Southwest Oyu, South Oyu, Wedge and Central Oyu) and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension).

The Oyu Tolgoi mine has initially been developed as an open-pit operation. A copper concentrator plant, with related facilities and necessary infrastructure to support a nominal throughput of 100,000 tonnes of ore per day, has been constructed to process ore mined from the Southern Oyu open pit. Long term development plans for Oyu Tolgoi are based on a 95,000-tonne-per-day underground block-cave mine. In August 2013, development of the underground mine was suspended pending resolution of matters with the Government of Mongolia. On May 18, 2015, Turquoise Hill, the Government of Mongolia and Rio Tinto signed the Oyu Tolgoi Underground Mine Development and Financing Plan, which addressed key outstanding shareholder matters and set out an agreed basis for the funding of the project.

2

Oyu Tolgoi Underground Mine Development and Financing Plan

On May 18, 2015, Turquoise Hill, the Government of Mongolia and Rio Tinto signed the Oyu Tolgoi Underground Mine Development and Financing Plan (Underground Plan), which addressed key outstanding shareholder matters and set out an agreed basis for the funding of the project. The Underground Plan confirmed the project cost for Oyu Tolgoi’s initial construction and development and reinforced the principles set out in the Investment Agreement and the Amended and Restated Shareholders Agreement (ARSHA).

The agreements addressed key outstanding matters including the following specific items: tax matters, the 2% net smelter royalty, sales royalty calculation and management services payments. The agreements also addressed the sourcing of power for Oyu Tolgoi from within Mongolia. The overall value impact for the Company in connection with the agreements is less than 2% of the value of the reserve case of $7.4 billion presented in the 2014 Oyu Tolgoi Technical Report. The components of the variance are outlined in the following paragraphs.

In 2003, Turquoise Hill acquired a 2% net smelter royalty from BHP Billiton. The enforceability of the royalty was challenged by the Assistant General Prosecutor of Mongolia under Mongolian law. The Company determined, as part of the Underground Plan negotiated, that it would not contest its right to receive payment and consequently recognized a charge of $36.8 million in Q2’15 for write-off of the original royalty acquisition cost.

In June 2014, Oyu Tolgoi LLC received a Tax Act (Tax Assessment) from the Mongolian Tax Authority as a result of a general tax audit for the period 2010 through 2012. Oyu Tolgoi appealed the assessment and in September 2014 received a response reducing the amount of tax, interest and penalties claimed to be payable, from approximately $127.0 million to approximately $30.0 million. In a separate agreement with the Government of Mongolia, Oyu Tolgoi agreed, without accepting liability and without creating a precedent, to pay the amount of the determination by way of settlement to resolve the tax matter. A final charge of $22.1 million has been recognized in Q2’15 for settlement of amounts not previously paid or provided for in relation to the Tax Assessment.

The parties agreed that Oyu Tolgoi’s 5% sales royalty paid to the Government of Mongolia will be calculated on gross revenues by not allowing deductions for the costs of processing, freight differentials, penalties or payables. Oyu Tolgoi recalculated royalties payable accordingly since the commencement of sales and submitted an additional amount payable in Q2’15 of approximately $17.1 million to the Government, which includes approximately $14.5 million on previous years’ sales.

Notwithstanding the terms of the ARSHA, the parties agreed that in calculating the Management Services Payment (MSP), the rate applied to capital costs of the underground development will be 3% instead of 6%, as provided by the ARSHA. The MSP rate on operating cost and capital related to current operations remains at 6%. In accordance with the ARSHA, 50% of the MSP is payable to Turquoise Hill and 50% to Rio Tinto.

Turquoise Hill continues to work with Oyu Tolgoi LLC on possible support of Oyu Tolgoi LLC’s obligations under a potential power purchase arrangement from the Tavan Tolgoi power plant project.

Signing of project finance

On December 14, 2015, Oyu Tolgoi signed a $4.4 billion project finance facility, one of the largest in the mining industry. The facility was provided by a syndicate of international financial institutions and export credit agencies representing the governments of Canada, the United States and Australia, along with 15 commercial banks.

3

The facility consists of the following components:

Facility	Amount	Term	Annual interest rate
Commercial Banks – A Loan	$0.8 billion	15 years	LIBOR + 3.78% pre-completion; LIBOR + 4.78% post-completion

Export Credit Agencies Loan	$0.9 billion	14 years	LIBOR + 3.65% pre-completion; LIBOR + 4.65% post-completion

	$0.4 billion	13 years	US Ex-Im at fixed rate of Commercial Interest Reference Rate based on US Treasury rates; determined at time of first disbursement

MIGA Insured Loan	$0.7 billion	12 years	LIBOR + 2.65% pre-completion; LIBOR + 3.65% post-completion

Commercial Banks – B Loan	$1.6 billion	12 years	LIBOR + 3.4% pre-completion; LIBOR + 4.4% post-completion Includes $50 million 15-year loan at A Loan rate

The project finance facility will be funded by Export Development Canada, the European Bank for Reconstruction and Development, the International Finance Corporation, the Export-Import Bank of the United States, the Export Finance and Insurance Corporation of Australia and commercial lenders comprising BNP Paribas, ANZ, ING, Société Générale Corporate & Investment Banking, Sumitomo Mitsui, Standard Chartered Bank, Canadian Imperial Bank of Commerce, Crédit Agricole, Intesa Sanpaolo, National Australia Bank, Natixis, HSBC, The Bank of Tokyo-Mitsubishi UJF, KfW IPEX-Bank and Nederlandse Financierings-Maatschappij voor Ontwikkelingslanden. The Multilateral Investment Guarantee Agency (MIGA) provided political risk insurance for the commercial banks.

Turquoise Hill, Rio Tinto and Oyu Tolgoi continue to work towards completing the 2016 feasibility study, including the updated capital estimate and securing all necessary permits for the development of the underground mine. Once these steps have been completed and subject to the boards of Turquoise Hill, Rio Tinto and Oyu Tolgoi approving a formal ‘notice to proceed’ (Notice to Proceed), the full $4.4 billion facility will be drawn down by Oyu Tolgoi subject to satisfaction of certain conditions precedent typical for a financing of this nature. Net proceeds from the project finance facility (Net PF Proceeds), after fees and taxes, are anticipated to be approximately $4.1 billion. The Net PF Proceeds will be used by Oyu Tolgoi to pay down shareholder loans payable to Turquoise Hill. The Net PF Proceeds will be available to be re-drawn by Oyu Tolgoi for the development of the underground mine.

As part of the project finance agreements, Rio Tinto has agreed to provide a guarantee, known as the completion support undertaking, in favour of the project finance lenders. In consideration for providing completion support, and as contemplated by previous agreements, Oyu Tolgoi and Turquoise Hill have agreed to pay Rio Tinto an annual completion support fee equal to 2.5% of the amounts drawn under the facility, of which 1.9% is payable by Oyu Tolgoi and 0.6% is payable by Turquoise Hill. The annual completion support fee will apply to funding used for facility fees and taxes at initial drawdown as well as amounts used to fund development. The obligation to pay a completion support fee will terminate on the date Rio Tinto’s completion support obligations to the project lenders terminate.

Following successful fulfilment of the completion tests outlined in the project finance facility, the Rio Tinto completion support undertaking will terminate and the facility interest rates will shift to post-completion rates. The project financing facility provides for interest only payments for the first five years and is then structured on a stepped amortization schedule for the remaining life of the facility.

The parties to the project finance facility have agreed to a debt cap of $6.0 billion for Oyu Tolgoi, providing the option for an additional $1.6 billion of supplemental debt in the future.

4

In its capacity as project sponsor, Turquoise Hill will enter into a guarantee, known as the sponsor debt service undertaking, with Rio Tinto, the project lenders and agents representing such lenders (Sponsor DSU). Under the Sponsor DSU, Turquoise Hill guarantees to the finance parties payment of principal, interest and fees owed by Oyu Tolgoi to the senior lenders under the project financing payable prior to completion. The obligations of Turquoise Hill under the Sponsor DSU terminate upon the earliest of (i) completion of the project, (ii) the termination of the Sponsor DSU as a result of the occurrence of certain force majeure circumstances (described in the agreements as suspensive events), and (iii) the date on which all senior debt obligations have been irrevocably and unconditionally paid or discharged and the commitments have terminated or expired.

Additionally, in connection with the signing of the project finance agreements with the project lenders and in consideration of Rio Tinto’s completion support undertaking, Turquoise Hill has entered into a number of agreements, including: a financing support agreement with Rio Tinto (Company Financing Support Agreement); a financing support agreement with Oyu Tolgoi and Rio Tinto (Oyu Tolgoi Financing Support Agreement) and a cash management services agreement with wholly-owned subsidiaries of Rio Tinto, 9539549 Canada Inc. and Rio Tinto International Holdings Limited (RTIH) (Cash Management Services Agreement). The following briefly summarizes certain provisions in the foregoing agreements, each of which have been filed with the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com.

The provisions contained in the Company Financing Support Agreement, including those referred to below, are broadly in line with the principles and provisions established under the Memorandum of Agreement between Turquoise Hill and Rio Tinto entered into in 2012:

•

Under the Company Financing Support Agreement, in the event a fact or circumstance occurs which affects or could reasonably be expected to affect Turquoise Hill’s ability to meet its obligations under the Sponsor DSU or give rise to an event of default or completion default under the project finance agreements, Rio Tinto shall have the right to require that Turquoise Hill effect an equity contribution by way of private placement of Turquoise Hill shares to Rio Tinto or a rights offering similar in form and structure to the rights offering which closed in January 2014. Turquoise Hill will also have the right to propose an alternative financing proposal to Rio Tinto which, depending on the nature of such proposal, may require Rio Tinto’s consent. The parties have agreed that the aggregate amount of any such funding mechanisms shall not exceed 25% of Turquoise Hill’s market capitalization as of the date of the Company Financing Support Agreement. Any such transaction shall also be subject to applicable securities laws.

•

The Company Financing Support Agreement also contains certain restrictions relating to the conduct of the Company’s business and operations and to the implementation of certain corporate transactions until the later of (i) the date Rio Tinto’s completion support obligations terminate, (ii) the date that all senior loan advances under the project finance agreements are repaid in full, and (iii) the date that all subordinated debt advances by Rio Tinto have been repaid in full, which shall be deemed to be the date on which Rio Tinto’s completion support obligations terminate if, as of such date, the aggregate amount of subordinated debt advances by Rio Tinto has not exceeded $500 million.

Under the Oyu Tolgoi Financing Support Agreement, in the event a fact or circumstance occurs which affects or could reasonably be expected to affect Oyu Tolgoi’s ability to meet its obligations under the project finance agreements or give rise to an event of default thereunder, Rio Tinto shall have the right to require that Oyu Tolgoi borrow funds from Rio Tinto (or an affiliate thereof) by way of a senior debt advance or a subordinated debt advance, or borrow funds from a third party senior lender. The proceeds of any such advances shall be used to repay amounts due and owing to the project lenders.

Under the Cash Management Services Agreement, Turquoise Hill has appointed 9539549 Canada Inc., a wholly-owned subsidiary of Rio Tinto, as service provider to provide post-drawdown cash management services in connection with the Net PF Proceeds, which shall be placed with 9539549 Canada Inc. and returned to Turquoise Hill as required for purposes of funding the Oyu Tolgoi underground mine. Turquoise Hill is also entitled to the return of any outstanding balance of such managed funds upon the termination of Rio Tinto’s completion support obligations. RTIH has agreed to guarantee the obligations of the service provider under this agreement.

5

Preparation for underground development

Following the filing of revised schedules for the statutory feasibility study with the Mongolian Minerals Council in August 2015, pre-start activities began in parallel with an update to the capital estimate, which is expected to be complete in Q1’16. Pre-start activities include ramp-up of the owners and EPCM team, re-estimate activities, detailed engineering and early procurement for equipment and materials required for necessary critical works that are key enablers for recommencement of underground lateral development mining activity. Care and maintenance activities have continued for Shaft #1, facilities and mobile equipment. Appointments to key roles in the underground team are well underway, with key staff starting in Q1’16. Turquoise Hill expects the Notice to Proceed decision for underground construction in Q2’16.

Prior to the suspension in August 2013, underground lateral development at Hugo North had advanced approximately 16 kilometres off Shaft #1. Sinking of Shaft #2, the primary operations access and initial production hoisting shaft, had reached a depth of 1,168 metres below surface, 91% of its final depth of 1,284 metres. The 96 metre-high Shaft #2 concrete headframe has been constructed. Sinking of Shaft #5, a dedicated exhaust ventilation shaft, had reached a depth of 208 metres, 17% of its final depth of 1,174 metres. Surface facilities, including offices, mine dry, and workshop, are in place to support initial pre-production development and construction.

Full-year 2015 and Q4’15 performance

Safety continues to be a major focus throughout Oyu Tolgoi’s operations and the mine’s management is committed to reducing risk and injury. Oyu Tolgoi achieved an excellent safety performance for 2015 with an All Injury Frequency Rate of 0.33 per 200,000 hours worked.

Key financial metrics for 2015 and Q4’15 are as follows:

Oyu Tolgoi Key Financial Metrics*

	4Q 2014	1Q 2015	2Q 2015	3Q 2015	4Q 2015	Full Year 2015	Full Year 2014

Revenue ($ in millions of dollars)	670.6	426.2	421.3	431.7	355.6	1,634.8	1,735.6
Concentrates sold (‘000 tonnes)	262.7	167.7	189.8	226.0	236.2	819.8	733.7
Revenue by metals in concentrates ($ in millions of dollars)
Copper	368.5	190.2	220.3	224.5	194.6	829.6	1,066.9
Gold	296.4	232.3	197.4	202.8	156.4	788.9	650.5
Silver	5.7	3.6	3.6	4.4	4.6	16.2	18.2
Cost of sales ($ in millions of dollars)	402.8	257.9	225.7	252.2	239.2	975.0	1,235.1
Production and delivery costs	279.5	173.9	147.4	159.4	149.7	630.4	849.8
Depreciation and depletion	123.3	83.9	78.2	92.8	89.6	344.5	385.3
Capital expenditure on cash basis (cash flows $ in millions of dollars)	18.5	24.3	35.1	29.3	27.5	116.2	242.2
Royalties	36.6	21.9	49.8	24.1	25.0	120.8	91.5
Cash operating costs ($ in millions of dollars)**		218.9	284.6	222.5	236.6	962.6	958.4
Unit costs ($ per pound of copper)**
C1		0.09	0.73	0.40	0.88	0.57	1.14
All-in sustaining		0.96	1.26	1.52	1.56	1.37	1.95

*

Beginning on January 1, 2015, Turquoise Hill began preparing its financial statements in accordance with IFRS; all financial metrics included in the above table are prepared on the newly adopted IFRS basis. Any financial information in this MD&A should be reviewed in consultation with the Company’s consolidated financial statements.

**	Please refer to Section 15 – NON-GAAP MEASURES – on page 37 of the MD&A for reconciliation of these metrics, including total cash operating costs, to the financial statements.

6

Revenue of $1.6 billion in 2015 decreased 5.8% over 2014 reflecting lower copper and gold prices partially offset by higher volumes of copper-gold concentrate sales. Concentrate sold in 2015 of 819,800 tonnes increased 11.7% over 2014 reaching an all-time annual high.

Revenue of $355.6 million in Q4’15 decreased 17.6% over Q3’15 reflecting lower copper and gold prices combined with lower metals in concentrate sales. Fourth quarter concentrate sold of 236,200 tonnes increased 4.5% over Q3’15.

Production and delivery costs include primarily the cash costs in inventory sold as well as allocated mine administration costs. Depreciation and depletion includes the depreciation and depletion in inventory sold as well as any depreciation of assets used in the selling and delivery process, including the depreciation of capitalized production phase stripping costs.

A charge of $90.9 million was recorded in 2015, within operating expenses, for provision against, and write-off of, non-current ore stockpiles. The charge followed a re-estimation of realizable value to reflect lower copper and gold prices and updated assumptions for timing of processing.

Capital expenditure, on a cash basis, for 2015 was $116.2 million (2014: $242.2 million) primarily attributed to sustaining activities, including the tailings storage facility and deferred stripping (2014 included payments relating to 2013 underground development prior to suspension).

Total cash operating costs at Oyu Tolgoi in 2015 were $962.6 million inclusive of non-recurring charges following agreement of the Underground Plan (tax settlement: $22.1 million; recalculation of royalties: $14.5 million) and costs relating to underground remobilization and early works expensed ($23.3 million). Throughout 2015, Oyu Tolgoi improved and optimized operations in order to reduce costs across the mine’s operation. Following transition to IFRS, the 5% royalty payable to the Government of Mongolia, previously deducted from revenue, is reflected as a cash operating expense, and production phase stripping costs, previously included within cash operating expense, are capitalized where appropriate and depreciated. Please refer to Section 12 – INTERNATIONAL FINANCIAL REPORTING STANDARDS – on page 20 of the MD&A.

Oyu Tolgoi’s C1 costs in 2015 were $0.57 per pound, compared with $1.14 per pound in 2014. The decrease was mainly due to production volume increases and cost optimization, partly offset by reduced gold and silver credits per pound of copper produced. Oyu Tolgoi’s open-pit mine has a high-grade zone containing a large proportion of gold in addition to copper; Turquoise Hill anticipates quarterly fluctuation of C1 costs as the quantity of gold in concentrates sold varies.

Oyu Tolgoi’s C1 costs in Q4’15 were $0.88 per pound, compared with $0.40 per pound in Q3’15. The increase was mainly due to a drop in gold revenues and lower grades.

All-in sustaining costs in 2015 were $1.37 per pound, compared with $1.95 per pound in 2014. The decrease was mainly due to volume increases, cost optimization and operational efficiencies, partly offset by reduced gold and silver credits per pound of copper produced, combined with impact of non-recurring and non-cash items.

All-in sustaining costs in Q4’15 were $1.56 per pound, compared with $1.52 per pound in Q3’15. The increase was mainly due to a drop in gold revenues and lower grades.

7

Key operational metrics for 2015 and Q4’15 are as follows:

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	4Q 2014	1Q 2015	2Q 2015	3Q 2015	4Q 2015	Full Year 2015	Full Year 2014

Open pit material mined (‘000 tonnes)	18,944	21,999	22,094	23,969	23,708	91,771	76,919
Ore treated (‘000 tonnes)	7,505	7,512	9,025	8,632	9,369	34,537	27,872
Average mill head grades:
Copper (%)	0.74	0.52	0.69	0.75	0.69	0.67	0.60
Gold (g/t)	1.46	0.48	1.09	0.56	0.92	0.78	0.86
Silver (g/t)	1.65	1.16	1.46	1.90	1.67	1.56	1.60
Concentrates produced (‘000 tonnes)	186.7	130.9	215.5	210.3	231.8	788.5	563.6
Average concentrate grade (% Cu)	26.9	25.7	25.6	26.6	24.7	25.6	26.3
Production of metals in concentrates:
Copper (‘000 tonnes)	50.3	33.6	55.3	56.0	57.3	202.2	148.4
Gold (‘000 ounces)	278	86	238	123	207	653	589
Silver (‘000 ounces)	286	184	297	388	355	1,223	893
Sales of metals in concentrates:
Copper (‘000 tonnes)	67.6	42.1	46.3	58.2	54.7	201.3	185.8
Gold (‘000 ounces)	263	200	177	200	160	737	561
Silver (‘000 ounces)	383	219	245	334	360	1,158	1,093
Metal recovery (%)
Copper	90.7	86.8	88.6	86.4	88.4	87.6	89.1
Gold	78.6	71.6	75.6	76.4	74.2	74.4	76.6
Silver	71.6	65.4	70.6	73.0	70.8	69.9	62.3

For 2015, Oyu Tolgoi’s second full year of production, the mine operated at record levels. Productivity improvements in the concentrator implemented throughout the year led to throughput exceeding nameplate capacity by year end. Copper production for 2015 of 202,200 tonnes exceeded the Company’s guidance of 175,000 to 195,000 tonnes and annual gold production of 653,000 ounces met 2015 guidance of 600,000 to 700,000 ounces. Compared to 2014 results, 2015 mined production increased 19.3%, concentrator throughput increased 23.9%, concentrate production increased 39.9%, copper production increased 36.3% and gold production increased 10.9%.

For Q4’15, throughput increased 8.5% over Q3’15 reaching an all-time high. Copper production for the quarter increased 2.3% over Q3’15 due to higher volumes offset by lower grades. As a result of mining higher grades from Phase 2 and higher volumes, Q4’15 gold production increased 68.3% over Q3’15.

Funding of Oyu Tolgoi by Turquoise Hill

In accordance with the ARSHA dated June 8, 2011, Turquoise Hill has funded Oyu Tolgoi’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

For amounts funded by debt, Oyu Tolgoi must repay such amounts, including accrued interest, before it can pay common share dividends. At December 31, 2015, the aggregate outstanding balance of shareholder loans extended by subsidiaries of the Company to Oyu Tolgoi was $6.9 billion, including accrued interest of $0.8 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%. During 2015, Oyu Tolgoi repaid a total amount of $482.0 million with respect to these loans, including accrued interest of $150.3 million.

8

In accordance with the ARSHA, a subsidiary of the Company has funded the common share investments in Oyu Tolgoi on behalf of Erdenes. These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments at any time. As at December 31, 2015, the cumulative amount of such funding was $751.1 million, representing approximately 34% of invested common share equity; unrecognized interest on the funding amounted to $231.1 million.

Operational outlook

Oyu Tolgoi is expected to produce 175,000 to 195,000 tonnes of copper and 210,000 to 260,000 ounces of gold in concentrates for 2016. Open-pit operations are expected to mine in phases 2, 3 and 6 during the year as well as begin stripping for phase 4. In addition, stockpiled ore is anticipated to be processed during the year. The reduction in gold compared to 2015 is expected to result from mining in lower-grade gold areas and processing lower-grade stockpiled ore. The majority of 2016 gold production is expected in the first half of the year.

Operating cash costs for 2016 are expected to be approximately $800 million. The reduction compared to 2015 operating cash costs is mainly related to additional capitalization of phase 4 stripping costs.

Capital expenditures for 2016 on a cash-basis, excluding underground development, are expected to be approximately $300 million, of which approximately $280 million relates to sustaining capital. Sustaining capital reflects increased capitalization of phase 4 deferred stripping costs.

For underground development, Turquoise Hill will provide capital guidance for 2016 once a final Notice to Proceed decision is confirmed.

Sales contracts have been signed for approximately 90% of Oyu Tolgoi’s expected 2016 concentrate production.

Exploration during 2015

Oyu Tolgoi’s exploration program focused on near surface targets using geochemical surveys and detailed ground magnetic surveys to identify porphyry style mineralisation. In December 2015, Turquoise Hill acquired a second exploration licence within 50 kilometers of Oyu Tolgoi.

SOUTHGOBI

During 2015, the Company pursued a strategy of divesting its holding in SouthGobi, which amounted to 104.8 million shares (47.9%) at January 1, 2015. Sale of 50.4 million shares in SouthGobi to Novel Sunrise Investments Limited (NSI) was completed between April 23 and June 3, 2015 at a price of C$0.35 per share.

At December 31, 2015, following dilution of the Company’s interest on November 30 as the result of issuance to the China Investment Corporation (CIC) of 11.9 million new SouthGobi shares, and general market sales in accordance with the Company’s ongoing divestment strategy, Turquoise Hill owned 49.3 million shares (19.2%). The Company’s remaining interest in SouthGobi is recorded as an available for sale investment within financial assets, with a fair value (based on the quoted share price) of $14.5 million at December 31, 2015.

See Note 14 to the annual consolidated financial statements for the year ended December 31, 2015 for more information.

9

CORPORATE ACTIVITIES

Statutory feasibility study

On March 18, 2015, Oyu Tolgoi filed a statutory feasibility study with the Mongolian Minerals Council. Under Mongolian law, Oyu Tolgoi is required to submit an update to the feasibility study at least every five years.

MIGA host country approval signing

In September 2015, the Government of Mongolia signed the request of the Multilateral Investment Guarantee Agency (MIGA) for host country approval (HCA) with respect to guarantees to be issued by MIGA in connection with the Oyu Tolgoi project financing. The signing of the HCA was a significant milestone in the project financing timeline.

Management changes

In September 2015, Turquoise Hill announced the resignation of Stewart Beckman, Senior Vice President, Operations and Technical Development, effective October 1, 2015 due to Mr. Beckman having accepted a new position within Rio Tinto.

In January 2016, Turquoise Hill announced the appointment of Brendan Lane as Vice President, Operations and Development effective February 1, 2016. Mr. Lane brings 25-years of industry experience including metallurgical, mine engineering and commercial roles at Rio Tinto, Anglo American and BHP Billiton.

NON-GAAP MEASURES

The Company’s financial results are prepared in accordance with IFRS. In addition, the Company presents and refers to the following measures (non-GAAP measures) which are not defined in IFRS. A description and calculation of these measures is given below, and may differ from equivalent measures provided by other issuers.

Cash operating costs

This measure comprises Oyu Tolgoi cash operating costs, and is presented in order to provide investors and other stakeholders in the Company with a greater understanding of performance and operations at Oyu Tolgoi. The measure of cash operating costs excludes: depreciation and depletion; exploration and evaluation; charges for asset write-down (including write-down of materials and supplies inventory), and includes management services payments to Rio Tinto, and management services payments to Turquoise Hill which are eliminated in the consolidated financial statements of the Company.

C1 cash costs

C1 cash costs is a metric representing the cash cost per unit of extracting and processing the Company’s principal metal product to a condition in which it may be delivered to customers, net of by-product credits. It is provided in order to support peer group comparability and to provide investors and other stakeholders useful information about the underlying cash costs of Oyu Tolgoi and the impact of by-product credits on the operations’ cost structure. C1 cash costs are relevant to understanding the Company’s operating profitability and ability to generate cash flow. When calculating costs associated with producing a pound of copper, the Company includes gold and silver revenue credits as the production cost is reduced as a result of selling these by-products.

Turquoise Hill’s principal metal product is copper, and C1 cash costs are reported for Oyu Tolgoi only.

10

All-in sustaining costs

All-in sustaining costs (AISC) is an extended cash based cost metric, providing further information on the aggregate cash, capital and overhead outlay per unit, and is intended to reflect the costs of producing the Company’s principal metal product over the life-cycle of its operations. The measure seeks to reflect the full cost of copper production from current operations and as a result development project capital is not included. AISC allows Turquoise Hill to assess the ability of Oyu Tolgoi to support sustaining capital expenditures for future production from the generation of operating cash flows.

A reconciliation of total cash operating costs, C1 cash costs and all-in sustaining costs, is provided below.

	Operating and unit costs
	(Three Months Ended)		(Years Ended)
C1 costs (Stated in $000’s of dollars)	December 31, 2015	September 30, 2015	December 31, 2015		December 31, 20143.
Production and delivery	149,648	159,375	630,413		849,789
Change in inventory	7,182	(17,075)	(29,444)		(253,040)
Other operating expenses	113,209	151,721	452,539		375,850
Less:
- Impairment / write-down of inventory	(36,033)	(76,448)	(103,236)		(33,926)
- Depreciation	(2,782)	(2,610)	(11,700)		(7,972)
Management services payment to Turquoise Hill	5,327	7,572	24,054		27,745

Cash operating costs	236,551	222,535	962,626	2.	958,446
Cash operating costs: $/lb of copper produced	1.87	1.80	2.16		2.93
Adjustments to cash operating costs1.	35,439	33,736	98,054		83,152
Less: Gold and silver revenues	(161,049)	(207,199)	(805,162)		(668,636)

C1 costs ($‘000)	110,941	49,072	255,518		372,962

C1 costs: $/lb of copper produced	0.88	0.40	0.57		1.14

All-in sustaining costs (Stated in $000’s of dollars)
Corporate administration	4,995	2,899	17,193		22,588
Asset retirement expense	1,428	1,395	5,280		9,458
Royalty expenses	25,014	24,126	120,795		91,512
Non-current stockpile and stores write-down (reversal)	36,033	76,448	103,236		33,926
Other expenses	(1,396)	1,116	2,607		14,706
Sustaining cash capital including deferred stripping	20,235	32,792	105,808		93,489

All-in sustaining costs ($‘000)	197,250	187,848	610,437		638,641

All-in sustaining costs: $/lb of copper produced	1.56	1.52	1.37		1.95

1.

Adjustments to cash operating costs include: treatment, refining and freight differential charges less the 5% Government of Mongolia royalty and other expenses not applicable to the definition of C1 cost.

2.

Cash operating costs for 2015 include non-recurring charges of $59.9 million, following agreement of the Underground Plan (tax settlement: $22.1 million; recalculation of royalties: $14.5 million) and costs relating to underground remobilization and early works expensed ($23.3 million).

3.

Financial information has been extracted from the Company’s annual consolidated financial statements for the year ended December 31, 2015. Comparative amounts have been restated for adjustments resulting from transition to IFRS from U.S. GAAP. Please refer to Section 12 – INTERNATIONAL FINANCIAL REPORTING STANDARDS – on page 20 on the MD&A.

QUALIFIED PERSON

Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was prepared under the supervision of Bernard Peters (responsibility for overall preparation and mineral reserves), B. Eng. (Mining), FAusIMM (201743), employed by OreWin as Technical Director – Mining and Kendall Cole-Rae (responsibility for mineral resources, geology and exploration), B.Sc. (Geology), SME (4138633), employed by Rio Tinto as Chief Adviser, Geology and Resource Estimation. Each of these individuals is a “qualified person” as that term is defined in NI 43-101.

11

SELECTED QUARTERLY DATA

($ in millions of dollars, except per share information)	Quarter Ended
	Dec-31 2015	Sep-30 2015	Jun-30 2015	Mar-31 2015
Revenue
Copper-gold concentrate	$355.6	$431.7	$421.3	$426.2

Total revenue	$355.6	$431.7	$421.3	$426.2

Net income from continuing operations attributable to owners	$179.7	$44.0	$49.9	$67.1
Income (loss) from discontinued operations attributable to owners	(8.7)	(22.8)	(25.0)	29.1

Net income (loss) attributable to owners of Turquoise Hill	$171.0	$21.2	$24.9	$96.2

Basic income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$0.10	$0.02	$0.02	$0.03
Discontinued operations	—	(0.01)	(0.01)	0.01

Total	$0.10	$0.01	$0.01	$0.04

Diluted income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$0.10	$0.02	$0.02	$0.03
Discontinued operations	—	(0.01)	(0.01)	0.01

Total	$0.10	$0.01	$0.01	$0.04

	Dec-31 2014	Sep-30 2014	Jun-30 2014	Mar-31 2014
Revenue
Copper-gold concentrate	$670.6	$491.6	$459.5	$113.9

Total revenue	$670.6	$491.6	$459.5	$113.9

Net income (loss) from continuing operations attributable to owners	$144.2	$43.9	$20.1	$(9.4)
Loss from discontinued operations attributable to owners	(9.6)	(137.9)	(12.2)	(12.2)

Net income (loss) attributable to owners of Turquoise Hill	$134.6	$(94.0)	$7.9	$(21.6)

Basic income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$0.07	$0.02	$0.01	$(0.01)
Discontinued operations	—	(0.07)	(0.01)	(0.01)

Total	$0.07	$(0.05)	$—	$(0.02)

Diluted income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$0.07	$0.02	$0.01	$(0.01)
Discontinued operations	—	(0.07)	(0.01)	(0.01)

Total	$0.07	$(0.05)	$—	$(0.02)

12

Turquoise Hill has filed its Annual Information Form (AIF), Audited Consolidated Financial Statements and accompanying notes, as well as Management’s Discussion and Analysis for the year ended December 31, 2015. These documents are available on the Turquoise Hill investor website at www.turquoisehill.com/s/investors.asp or the Canadian Securities Administrators website at www.sedar.com. Turquoise Hill has also filed its Annual Report on Form 40-F with the U.S. Securities and Exchange Commission (SEC), which is available through the SEC website at www.sec.gov/edgar.shtml. Turquoise Hill shareholders may request a printed copy of any of these documents, free of charge, from the investor contact noted below.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company whose primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia.

Contact

Investors and Media

Tony Shaffer

Office: +1 604 648 3934

Email: tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

13

Key Statistics

	4Q 2014	1Q 2015	2Q 2015	3Q 2015	4Q 2015	Full Year 2015	Full Year 2014
Operating results
Open pit material mined (‘000 tonnes)	18,944	21,999	22,094	23,969	23,708	91,771	76,919
Ore treated (‘000 tonnes)	7,505	7,512	9,025	8,632	9,369	34,537	27,872
Average mill head grades:
Copper (%)	0.74	0.52	0.69	0.75	0.69	0.67	0.60
Gold (g/t)	1.46	0.48	1.09	0.56	0.92	0.78	0.86
Silver (g/t)	1.65	1.16	1.46	1.90	1.67	1.56	1.60
Concentrates produced (‘000 tonnes)	186.7	130.9	215.5	210.3	231.8	788.5	563.6
Average concentrate grade (% Cu)	26.9	25.7	25.6	26.6	24.7	25.6	26.3
Production of metals in concentrates:
Copper (‘000 tonnes)	50.3	33.6	55.3	56.0	57.3	202.2	148.4
Gold (‘000 ounces)	278	86	238	123	207	653	589
Silver (‘000 ounces)	286	184	297	388	355	1,223	893
Sales of metals in concentrates:
Copper (‘000 tonnes)	67.6	42.1	46.3	58.2	54.7	201.3	185.8
Gold (‘000 ounces)	263	200	177	200	160	737	561
Silver (‘000 ounces)	383	219	250	334	360	1,158	1,093
Metal recovery (%)
Copper	90.7	86.8	88.6	86.4	88.4	87.6	89.1
Gold	78.6	71.6	75.6	76.4	74.2	74.4	76.6
Silver	71.6	65.4	70.6	73.0	70.8	69.9	62.3

Financial results*
Revenue ($’000,000)	670.6	426.2	421.3	431.7	355.6	1,634.8	1,735.6
Concentrates sold (‘000 tonnes)	262.7	167.7	189.8	226.0	235.7	819.8	733.7
Revenue by metals in concentrates ($’000,000)
Copper	368.5	190.2	220.3	224.5	194.6	829.6	1,066.9
Gold	296.4	232.3	197.4	202.8	156.4	788.9	650.5
Silver	5.7	3.6	3.6	4.4	4.6	16.2	18.2
Operating cash flow	417.5	105.3	239.2	171.7	134.9	650.5	718.5
Cost of sales ($’000,000)	402.8	257.9	225.7	252.2	239.3	975.1	1,235.1
Production and delivery costs	279.5	173.9	147.4	159.4	149.7	630.4	849.8
Depreciation and depletion	123.3	83.9	78.2	92.8	89.6	344.5	385.3
Capital on cash basis (cash flows $’000,000)[1]	18.5	24.3	35.1	29.3	27.5	116.2	242.2
Royalties	36.6	21.9	49.8	24.1	25.0	120.8	91.5
Cash operating costs ($’000,000)**		218.9	284.6	222.5	236.7	962.6	958.4
Unit costs ($ per pound copper)**
C1		0.09	0.73	0.40	0.88	0.57	1.14
All-in sustaining		0.96	1.26	1.52	1.56	1.37	1.95

Financial position
Cash and cash equivalents ($’000,000)	862.8	954.2	1,166.9	1,310.4	1,343.9	1,343.9	862.8

*

Beginning on January 1, 2015, Turquoise Hill began preparing its financial statements in accordance with IFRS; all financial metrics included in the above table are prepared on the newly adopted IFRS basis. Any financial information in the MD&A should be reviewed in consultation with the Company’s consolidated financial statements.

**	Please refer to Section 15 – NON-GAAP MEASURES – on page 37 of the MD&A for reconciliation of these metrics, including total cash operating costs, to the financial statements.
1.

Total additions for Q3’15 include an adjustment of $4.0 million, which reduced the carrying amount of underground evaluation costs capitalized in previous quarters to be in accordance with the Company’s accounting policy on the recognition of exploration and evaluation costs

14

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Income (Loss)

(Stated in thousands of U.S. dollars)

		Year Ended December 31,
	Note	2015	2014

Continuing operations
Revenue	4	$1,634,762	$1,735,646
Cost of sales	5	(974,956)	(1,235,113)

Gross margin		659,806	500,533

Operating expenses	6	(452,539)	(375,850)
Corporate administration expenses		(17,193)	(22,588)
Other income (expenses)	7	(46,164)	12,246

Income before finance items and taxes		143,910	114,341

Finance items
Finance income	8	3,164	8,618
Finance costs	8	(8,354)	(14,679)

		(5,190)	(6,061)

Income from continuing operations before taxes		138,720	108,280

Income taxes	17	166,086	(51,001)

Income from continuing operations		304,806	57,279

Discontinued operations
Income (loss) after tax from discontinued operations	14	2,284	(297,163)

Income (loss) for the year		$307,090	$(239,884)

Attributable to owners of Turquoise Hill Resources Ltd.		313,303	26,929
Attributable to owners of non-controlling interests		(6,213)	(266,813)

Income (loss) for the year		$307,090	$(239,884)

Income (loss) attributable to owners of Turquoise Hill Resources Ltd.
Continuing operations		$340,654	$198,829
Discontinued operations		(27,351)	(171,900)

		$313,303	$26,929

Basic and diluted earnings (loss) per share attributable to Turquoise Hill Resources Ltd.
Continuing operations	22	$0.17	$0.10
Discontinued operations		(0.01)	(0.09)

Income		$0.16	$0.01

Basic weighted average number of shares outstanding (000’s)		2,012,306	1,976,438

The notes to these audited financial statements, which are available on our website, are an integral part of these consolidated financial statements.

15

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Comprehensive Income (Loss)

(Stated in thousands of U.S. dollars)

	Year Ended December 31,
	2015	2014

Income (loss) for the year	$307,090	$(239,884)

Other comprehensive income (loss):
Items that have been / may be classified subsequently to income or loss:
Fair value movements:
Losses on revaluation of available for sale investments (Note 19)	(6,940)	(27,363)
Losses on revaluation of available for sale investments transferred to the statement of income (loss) (Note 19)	11,431	265

Other comprehensive income (loss) for the year (a)	$4,491	$(27,098)

Total comprehensive income (loss) for the year	$311,581	$(266,982)

Attributable to owners of Turquoise Hill	$317,794	$77
Attributable to owners of non-controlling interests	(6,213)	(267,059)

Total comprehensive income (loss) for the year	$311,581	$(266,982)

(a)	No tax charges and credits arose on items recognized as other comprehensive income or loss in 2015 (2014: nil).

The notes to these audited financial statements, which are available on our website, are an integral part of these consolidated financial statements.

16

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

		Year Ended December 31,
	Note	2015	2014

Cash generated from operating activities before interest and tax	21	$650,518	$718,543

Interest received		2,289	15,522
Interest paid		(3,676)	(19,797)
Income and other taxes paid		(66,650)	(17,398)

Net cash generated from operating activities		582,481	696,870

Cash flows from investing activities
Proceeds from sale of discontinued operations	14	11,867	—
Proceeds from sale and redemption of financial assets		20,023	115,000
Expenditures on property, plant and equipment		(116,211)	(242,175)
Proceeds from sales of mineral property rights and other assets		1,237	10,142
Other investing cash flows		1,645	—

Cash used in investing activities of continuing operations		(81,439)	(117,033)
Cash used in investing activities of discontinued operations		(114)	(4,406)

Cash used in investing activities		(81,553)	(121,439)

Cash flows from financing activities
Payment of project financing fees	11	(26,263)	—
Proceeds from bridge funding facility	15	—	62,373
Repayment of interim and bridge funding facilities	15	—	(2,191,635)
Proceeds from credit facilities	15	—	143,826
Repayment of credit facilities	15	—	(90,000)
Issue of share capital	18	34	2,288,664

Cash (used in) from financing activities of continuing operations		(26,229)	213,228
Cash from (used in) financing activities of discontinued operations		3,500	(98)

Cash (used in) from financing activities		(22,729)	213,130

Effects of exchange rates on cash and cash equivalents		(864)	(130)

Net increase in cash and cash equivalents		477,335	788,431

Cash and cash equivalents - beginning of year		$866,543	$78,112
Cash and cash equivalents - end of year		1,343,878	866,543
Less cash and cash equivalents classified in current assets held for sale		—	(3,788)

Cash and cash equivalents as presented on the statement of financial position		$1,343,878	$862,755

The notes to these audited financial statements, which are available on our website, are an integral part of these consolidated financial statements.

17

	Note	December 31, 2015	December 31, 2014	January 1, 2014

Current assets
Cash and cash equivalents	9	$1,343,878	$862,755	$78,112
Inventories	10	321,409	396,782	844,510
Trade and other receivables		12,210	14,519	4,853
Prepaid expenses and other assets	11	53,375	76,903	105,088
Due from related parties	23	3,623	7,864	5,070
Assets held for sale	14	—	229,489	—

		1,734,495	1,588,312	1,037,633
Non-current assets
Property, plant and equipment	12	6,319,983	6,597,395	7,209,453
Inventories	10	539	52,757	21,229
Deferred income tax assets	17	165,000	—	—
Financial assets	13	20,078	60,553	370,471

		6,505,600	6,710,705	7,601,153

Total assets		$8,240,095	$8,299,017	$8,638,786

Current liabilities
Borrowings and other financial liabilities	15	—	—	2,145,093
Trade and other payables		166,766	185,852	280,395
Deferred revenue		72,004	140,135	107,796
Payable to related parties	23	34,801	53,784	247,692
Liabilities held for sale	14	—	120,871	—

		273,571	500,642	2,780,976
Non-current liabilities
Borrowings and other financial liabilities	15	13,574	14,086	108,866
Deferred income tax liabilities	17	52,916	122,820	91,380
Decommissioning obligations	16	104,421	93,004	118,562

		170,911	229,910	318,808

Total liabilities		444,482	730,552	3,099,784

Equity
Share capital	18	11,432,122	11,432,060	9,150,621
Contributed surplus		1,555,774	1,555,721	1,551,466
Accumulated other comprehensive income (loss)	19	(14)	(4,505)	22,347
Deficit		(4,473,360)	(4,788,340)	(4,815,269)

Equity attributable to owners of Turquoise Hill		8,514,522	8,194,936	5,909,165
Attributable to non-controlling interests	20	(718,909)	(626,471)	(370,163)

Total equity		7,795,613	7,568,465	5,539,002

Total liabilities and equity		$8,240,095	$8,299,017	$8,638,786

The notes to these audited financial statements, which are available on our website, are an integral part of these consolidated financial statements.

18

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Equity

(Stated in thousands of U.S. dollars)

Year Ended December 31, 2015		Attributable to owners of Turquoise Hill
	Share capital (Note 18)	Contributed surplus	Accumulated other comprehensive income (loss) (Note 19)	Deficit	Total	Non-controlling Interests (Note 20)	Total equity

Opening balance	$11,432,060	$1,555,721	$(4,505)	$(4,788,340)	$8,194,936	$(626,471)	$7,568,465

Income (loss) for the year	—	—	—	313,303	313,303	(6,213)	307,090
Comprehensive income for the year	—	—	4,491	—	4,491	—	4,491
Equity issued to holders of non-controlling interests	—	—	—	1,677	1,677	1,823	3,500
Employee share options	62	53	—	—	115	—	115
Other decrease in non-controlling interests (Note 20)	—	—	—	—	—	(88,048)	(88,048)

Closing balance	$11,432,122	$1,555,774	$(14)	$(4,473,360)	$8,514,522	$(718,909)	$7,795,613

Year Ended December 31, 2014		Attributable to owners of Turquoise Hill
	Share capital (Note 18)	Contributed surplus	Accumulated other comprehensive income (loss) (Note 19)	Deficit	Total	Non-controlling Interests (Note 20)	Total equity

Opening balance	$9,150,621	$1,551,466	$22,347	$(4,815,269)	$5,909,165	$(370,163)	$5,539,002

Income (loss) for the year	—	—	—	26,929	26,929	(266,813)	(239,884)
Comprehensive loss for the year	—	—	(26,852)	—	(26,852)	(246)	(27,098)
Equity issued for rights offering (Note 18), net of share issue costs of $79,775	2,281,175	—	—	—	2,281,175	—	2,281,175
Equity issued to holders of non-controlling interests	—	1,824	—	—	1,824	10,531	12,355
Employee share options	264	2,431	—	—	2,695	220	2,915

Closing balance	$11,432,060	$1,555,721	$(4,505)	$(4,788,340)	$8,194,936	$(626,471)	$7,568,465

The notes to these audited financial statements, which are available on our website, are an integral part of these consolidated financial statements.

19

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, and the status of the Corporation’s relationship and interaction with the Government of Mongolia on the continued development Oyu Tolgoi and Oyu Tolgoi LLC internal governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper, gold and silver price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities or assessments by governmental authorities, currency fluctuations, the speculative nature of mineral exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements, capital and operating costs, including with respect to the development of the underground mine, and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking information and statements are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements.

With respect to specific forward-looking information concerning the construction and continued development of Oyu Tolgoi, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term power source for Oyu Tolgoi; the timing and ability to satisfy all conditions precedent to the first drawdown under the Oyu Tolgoi Project Financing; the approval of the Statutory Feasibility Study by Oyu Tolgoi LLC and its shareholders; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; the availability of funding on reasonable terms; the impact of the delay in the funding and development of the Oyu Tolgoi underground mine; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected the 2014 Feasibility Study and in the 2014 Oyu Tolgoi Technical Report); projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in new mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations. In addition, funding and development of the underground component of Oyu Tolgoi have been delayed. These delays can impact project economics.

The MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained in the MD&A are inclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from Oyu Tolgoi, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. See the discussion under the headings “Language Regarding Reserves and Resources” and “Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources” in Section 20 of the MD&A. Such estimates and statements are, in large part, based on the following:

•

Interpretations of geological data obtained from drill holes and other sampling techniques. Large scale continuity and character of the deposits will only be determined once significant additional drilling and sampling has been completed and analyzed. Actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals from the Company’s mining projects may render mining of ore reserves uneconomic and affect the Company’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

20

•

Assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates;

•

Assumptions relating to projected future metal prices. The prices used reflect organizational consensus pricing views and opinions in the financial modeling for Oyu Tolgoi and are subjective in nature. It should be expected that actual prices will be different than the prices used for such modeling (either higher or lower), and the differences could be significant; and

•

Assumptions relating to the costs and availability of treatment and refining services for the metals mined from Oyu Tolgoi, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services. These costs can be significantly impacted by a variety of industry-specific and also regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Company’s control.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section of the AIF.

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF that may affect future results is not exhaustive. When relying on the Company’s forward-looking information and statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking information and statements contained in the MD&A are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking information or statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking information and statements contained in the MD&A are expressly qualified by this cautionary statement.

21